Exhibit 99.2



Lufax Holding Ltd
陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING HELD ON DECEMBER 29, 2025

Reference is made to the circular (the "**Circular**") of Lufax Holding Ltd (the "**Company**") incorporating, amongst others, the notice (the "**Notice**") of the extraordinary general meeting of the Company (the "**EGM**") dated December 3, 2025. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The Board is pleased to announce that at the EGM held on December 29, 2025 at 9:30 a.m. Hong Kong time at Room 3601, No. 1333 Lujiazui Ring Road, Pudong New District, Shanghai, the People's Republic of China, the Notice of which was given to the Shareholders on December 3, 2025, the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the EGM are as follows:

Ordinary Resolutions		Number of Votes Cast and Percentage (%)	
		For	**Against**
1.	the 2026 Services and Products Purchasing Framework Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Services and Products Purchasing Framework Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026).	269,388,637 (99.97%)	74,519 (0.03%)

Ordinary Resolutions		Number of Votes Cast and Percentage (%)	
		For	**Against**
2.	the 2026 Financial Services Framework Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Financial Services Framework Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026).	269,388,205 (99.97%)	74,951 (0.03%)
3.	the 2026 Ping An Consumer Finance Collaboration Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Ping An Consumer Finance Collaboration Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026).	231,208,193 (85.80%)	38,254,963 (14.20%)
4.	the 2026 Account Management Agreement, the transactions contemplated thereunder, and the proposed annual caps for the year ending 31 December 2026, details of which are more particularly described in the Circular, be and are hereby approved, ratified and confirmed; and any one executive Director be and is hereby authorized for and on behalf of the Company to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the transactions contemplated under the 2026 Account Management Agreement (including the proposed annual cap thereunder for the year ending December 31, 2026).	269,388,915 (99.97%)	74,241 (0.03%)

Notes:

(a)   As a majority of the votes were cast in favour of each of the resolutions numbered 1, 2, 3 and 4, all resolutions were duly passed as ordinary resolutions.

(b)   As of the Share Record Date, the total number of issued and outstanding Shares was 1,733,377,784 Shares (excluding 56,304,860 treasury shares held by the Company, which comprised the Shares underlying the ADSs repurchased by the Company pursuant to the share repurchase programs and Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of options or awards granted under the Company's share incentive plans).

(c)   An Ke Technology and Ping An Overseas Holdings are required to abstain from voting on the resolutions. As at the Share Record Date, An Ke Technology and Ping An Overseas Holdings together held 1,158,690,488 Shares, representing approximately 66.85% of the issued and outstanding Shares. An Ke Technology is a wholly-owned subsidiary of Ping An Financial Technology, which is in turn wholly owned by Ping An Insurance. Ping An Overseas Holdings is a direct wholly-owned subsidiary of Ping An Insurance. Therefore, An Ke Technology and Ping An Overseas Holdings have abstained from voting at the EGM. Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the EGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the EGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the EGM as set out in Rule 13.40 of the Listing Rules.

(d)   Accordingly, the total number of Shares entitling the holders to attend and vote for or against the resolutions at the EGM was 574,687,296 Shares.

(e)   The Company's branch share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM.

(f)   All Directors attended the EGM in person or by electronic means.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, December 29, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.